Exhibit 99.2

Dear Valued Client,

I’d like to share some exciting news about Epiq. This morning, we announced that Epiq has agreed to be acquired by OMERS Private Equity, the private equity arm of the OMERS pension plan, and Harvest Partners, a leading middle-market private equity fund. Upon completion of the transaction, Epiq will become a privately held company and will be combined with DTI, which is majority-owned by OMERS and managed by OMERS Private Equity. This combination will create a stronger legal services and technology provider well positioned to address the increasingly global marketplace. The press release we issued today is here(hyperlink in Pardot).

We are confident that the transaction with OMERS Private Equity and Harvest, and the subsequent combination with DTI, will help us achieve our vision of being the world’s preferred strategic partner for complex legal matters. As you may know, DTI is a leading global legal process outsourcing (LPO) company that provides electronic discovery, litigation support and court reporting services.

Together with DTI, we will create a global organization to work with regionally diverse client bases, delivering local service and segment expertise – whether it be complex, global legal discovery, class action or mass tort administration, corporate restructuring, Chapter 7 case management or more general legal services outsourcing. The comprehensive solutions of the combined DTI and Epiq organizations will position the new entity to become a full spectrum, litigation support provider for law firms, corporations and government entities around the world. We are confident that the combined knowledge of our consulting and technical personnel, together with our combined technology, process and workflow expertise will enhance the value of all of our service offerings, and bring greater efficiencies to our clients worldwide.

Until the close of the transaction, which we expect will occur in the fourth quarter of 2016, Epiq and DTI remain independent companies and it is business as usual here at Epiq. As our client, you remain our top priority and we will continue to demonstrate that focus.

Importantly, your client support team is not changing, there are no changes to the platform that you currently use and your data is not moving. You can continue to expect the same level of service and quality of work that you have always received.

As with any transaction of this sort, there are steps that still need to be taken before the deal is finalized. We will keep you updated as the transaction moves towards closing.

Since our founding, Epiq has been an industry leader. Joining forces with DTI will not only allow us to deliver to clients a more robust base of services, capabilities and expertise, but it will enable us to serve clients around the world more effectively, efficiently and holistically than ever before. You have been, and remain, a valued and important client. We appreciate your continued support and look forward to the continuation of our relationship.

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If you have any questions, please feel free to reach out to your day-to-day Epiq contact.

Best regards,

Brad D. Scott

President & Chief Operating Officer, Epiq Systems

Additional Information and Where to Find It

In connection with the proposed transaction, Epiq will file with the Securities and Exchange Commission (the “SEC”) and furnish to Epiq’s shareholders a proxy statement. BEFORE MAKING ANY VOTING DECISION, EPIQ’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of documents filed by Epiq with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and shareholders may obtain a free copy of Epiq’s filings with the SEC from Epiq’s website at http://epiqsystems.com/investors or by directing a request to: Epiq Systems, Inc., 501 Kansas Avenue, Kansas City 66105-1300, Attn: Investor Relations, (913) 621-9500.

Epiq and certain of its directors, executive officers, and certain other members of management and employees of Epiq may be deemed to be participants in the solicitation of proxies from shareholders of Epiq in favor of the proposed merger. Information about directors and executive officers of Epiq is set forth in the proxy statement for Epiq’s 2016 annual meeting of shareholders, as filed with the SEC on Form DEF 14A on June 23, 2016. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement with respect to the merger that Epiq will file with the SEC and furnish to Epiq’s shareholders.

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